Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CorpAcq Group Plc on Post-Effective Amendment No. 1 to Form F-4 (File No. 333-275613) of our report dated April 1, 2024, which includes an explanatory paragraph as to Churchill Capital Corp VII’s ability to continue as a going concern, with respect to our audits of the financial statements of Churchill Capital Corp VII as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

May 30, 2024